International Speedway Corporation Reports Second Quarter Results

-Provides Future Earnings Guidance-

DAYTONA BEACH, FLORIDA – July 11, 2000 – International Speedway Corporation ("ISC") (Nasdaq/NM: ISCA; OTC Bulletin Board: ISCB) today reported results for the second quarter ended May 31, 2000. Total revenues for the second quarter of 2000 increased to $98.7 million versus $44.6 million in the 1999 second quarter. Operating income for the second quarter was $22.2 million compared to $9.6 million for the comparable quarter in 1999. Net income totaled $3.7 million, or $0.07 per diluted share, compared to $6.8 million or $0.16 per diluted share in the prior-year period. This year’s second quarter results include a litigation judgment after-tax charge of $5.2 million. Excluding this charge, net income for the second quarter of 2000 would have been $8.9 million, or $0.17 per diluted share. ISC’s results for the two periods are not comparable due to the Company’s acquisition of Richmond International Raceway on December 1, 1999, the merger with Penske Motorsports, Inc., completed in the third quarter of 1999, and the litigation judgment charge during the second quarter of 2000.

For the six month period ended May 31, 2000, total revenues increased to $210.3 million as compared to $127.9 million in the same period in 1999. Operating income rose to $57.4 million from $49.8 million in the six month prior-year period. Net income for the six months ended May 31, 2000 was $19.8 million, or $0.37 per diluted share versus $32.8 million, or $0.76 per diluted share in the comparable 1999 period. The Company’s results for year-to-date are not comparable due to the Penske merger, the Richmond acquisition and the litigation judgment after-tax charge of $5.2 million, or $0.10 per diluted share. During the second quarter, ISC hosted thirteen major races at seven facilities, including nine stock car, one truck and three open wheel events. Highlights of the quarter included four weekends of NASCAR Winston Cup and Busch Series events at Darlington Raceway, Talladega Superspeedway, California Speedway and Richmond International Raceway.

Mr. James C. France, President and Chief Operating Officer of International Speedway Corporation, said, "The second quarter benefited from a busy and successful racing schedule. The Winston Cup events at California and Richmond yielded record results and marked our first Winston Cup events since acquiring the facilities last year. Both of these events as well as the Winston Cup event at Talledega were sold out. During the quarter, we continued to make solid progress on our development projects in Kansas City and Chicago. Both projects remain on budget and on schedule for completion in Spring, 2001. In addition, marketing programs at both locations continue to be well received by the marketplace. We were extremely pleased when NASCAR and the IRL announced that both Kansas City and Chicago were awarded major events for 2001. Each of these facilities will host both the NASCAR Winston Cup and Busch Series as well as the Indy Racing Northern Light Series. Lastly, we are making steady progress in our study to determine feasibility of developing a major motorsports facility at the Meadowlands Sports Complex located near New York City."

On July 1, the Company hosted the NASCAR Winston Cup Series Pepsi 400 at Daytona. Primarily as a result of lower than expected attendance-related revenue for the event, the Company’s third quarter diluted earnings per share could decrease by $0.02 to $0.03. Mr. France commented, "Ticket sales for the Pepsi 400 at Daytona were impacted by a number of factors including the threat of wildfires, the effect of higher fuel prices, and heavy rain during the week prior to the event. Although attendance was below our internal expectations, the event was more profitable than the prior year and remains one of the highest attended races on the Winston Cup circuit."

"For the remainder of the year, advanced ticket sales are ahead for some events and behind for others. Although there are no definitive trends to point to, it appears that, at least for the short term, ticket demand continues to grow, though not quite as quickly as in the past. Our philosophy continues to be one of prudent expansion in which we strive to match supply and demand. Therefore, we have decided to slow seat expansion for 2001."

The combination of the impact of building fewer grandstand seats than originally expected and the coupon component associated with the previously disclosed souvenir litigation may cause the Company’s 2001 results to be $0.06 to $0.08 lower than the current consensus estimate of $1.72.  Mr. France continued, "We remain positive about our accomplishments and are extremely optimistic about the opportunities that lie ahead. Throughout the year we have had strong attendance for all our NASCAR events, with all but three of our Winston Cup points events conducted before sold out crowds. In addition, we are beginning to realize the expected revenue synergies created through last year’s merger with Penske Motosports and acquisition of Richmond International Raceway by capitalizing on opportunities with large national marketing partners due to our expanded national footprint." "Finally, we are excited about the new media landscape which begins in 2001. In addition to the domestic television agreement which results in significant increases in broadcast right fees and guaranteed revenue for the next six years, we expect the increased promotion by our partners will attract new fans and sponsors and benefit ISC through incremental ticket sales and marketing partnerships", Mr. France concluded.

The management of ISC will host a conference call today with investors at 9:00 a.m. Eastern Time which may also be accessed via the Internet at: http://www.vcall.com.

International Speedway Corporation is a leading promoter of motorsports activities in the United States, currently promoting more than 100 events annually. The Company owns and/or operates 11 major motorsports facilities, including Daytona International Speedway in Florida (home of the Daytona 500); Talladega Superspeedway in Alabama; Michigan Speedway located outside Detroit, Michigan; California Speedway near Los Angeles, California; Homestead-Miami Speedway in Florida; Phoenix International Raceway in Arizona; Richmond International Raceway in Virginia; Darlington Raceway in South Carolina; North Carolina Speedway in Rockingham, North Carolina; Watkins Glen International in New York, and Nazareth Speedway in Pennsylvania. In addition, the Company is developing a superspeedway in Kansas City, Kansas. Other track interests include the operation of Tucson (Arizona) Raceway Park and an indirect 37.5% interest in Raceway Associates, LLC, which owns the Route 66 Raceway and is developing a superspeedway in the Chicago area. The Company also owns and operates MRN Radio, the nation’s largest independent sports radio network; DAYTONA USA, the "Ultimate Motorsports Attraction" in Daytona Beach, Florida, the official attraction of NASCAR; Americrown Service Corporation, a provider of catering services, food and beverage concessions, and merchandise sales, and Motorsports International, a producer and marketer of motorsports-related merchandise. For more information, visit the Company’s Web site at www.iscmotorsports.com

Statements made in this release that state the Company’s or management’s beliefs or expectations and which are not historical facts or which apply prospectively are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those contained in or implied by such forward looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward looking statements is contained from time to time in the Company’s SEC filings including but not limited to the 10-K and subsequent 10-Q’s. Copies of those filings are available from the Company and the SEC.
(Tables Follow)

Consolidated Statements of Income

(In thousands, except for per share data)

	Three months ended		Six months ended
	05/31/1999	05/31/2000	05/31/1999	05/31/2000
	(Unaudited)		(Unaudited)

REVENUES

Admissions, net	$20,665	$43,064	$58,279	$91,658
Motorsports related income	16,005	38,219	50,449	83,993
Food, beverage, and merchandise income	7,479	16,237	18,313	32,474
Other income	486	1,228	830	2,218

	44,635	98,748	127,871	210,343

EXPENSES

Direct race expenses:
NASCAR direct expenses	6,645	15,386	19,449	34,178
Motorsports related expenses	10,420	21,610	21,500	38,752
Food, beverage, and merchandise expenses	4,126	9,502	9,365	18,055
General and administrative expenses	9,952	17,553	20,206	36,634
Depreciation and amortization	3,905	12,467	7,531	25,307

Total expenses	35,048	76,518	78,051	152,926

Operating income	9,587	22,230	49,820	57,417

Interest income	2,627	1,869	4,713	3,418
Interest expense	-628	-7,868	-925	-15,930
Equity in net loss from equity investments	-491	-477	-466	-1,029
Minority interest	--	36	--	299
North Carolina Speedway litigation	--	-5,523	--	-5,523

Income before income taxes	11,095	10,267	53,142	38,652
Income taxes	4,251	6,545	20,359	18,833

Net income	$6,844	$3,722	$32,783	$19,819

Basic and diluted earnings per share	$0.16	$0.07	$0.76	$0.37

Dividends per share	$0.06	$0.06	$0.06	$0.06

Basic weighted average shares
;	42,883	52,967	42,871	52,958

Diluted weighted average 0;
outstanding	43,001	53,046	42,998	53,043

Consolidated Balance Sheet Data
(In thousands)

	November 30, 1999	May 31, 2000 (Unaudited)
Cash, cash equivalents and
short-term investments	$38,501	$51,010
Current assets	64,975	94,897
Restricted investments	295,929	65,486
Total assets	1,599,127	1,649,533
Deferred income	77,119	130,492
Current liabilities	116,872	169,001
Long-term debt	496,067	475,641
Shareholders’ equity	902,470	919,606

FOR: International Speedway Corporation
APPROVED BY: Wes Harris, Director of Investor Relations

(904) 947-6465
CONTACT: Betsy Brod/Karen Pagonis
Media: Michael McMullan/Jennifer Kirksey
Morgen-Walke Associates, Inc.
FOR IMMEDIATE RELEASE (212) 850-5600

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